SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 8

to

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SONIC CORP.

(Name of Subject Company (Issuer))

SONIC CORP. (Issuer)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

835451105

(CUSIP Number of Class of Securities)

Ronald L. Matlock

Senior Vice President, General Counsel and Secretary

Sonic Corp.

300 Johnny Bench Drive

Oklahoma City, Oklahoma 73104

Telephone (405) 225-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing Persons)

Copy to:

John A. Marzulli, Jr.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 848-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$560,000,000	$59,920
*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 24,347,826 outstanding shares of common stock at the maximum tender offer price of $23.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $59,920	Filing Party: Sonic Corp.
Form of Registration No.: Schedule TO	Date Filed: August 15, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2006, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on August 25, 2006, by Amendment No. 2 to the Tender Offer Statement filed with the Commission on September 6, 2006, by Amendment No. 3 to the Tender Offer Statement filed with the Commission on September 14, 2006, by Amendment No. 4 to the Tender Offer Statement filed with the Commission on September 25, 2006, by Amendment No. 5 to the Tender Offer Statement filed with the Commission on September 26, 2006, by Amendment No. 6 to the Tender Offer Statement filed with the Commission on October 2, 2006 and by Amendment No. 7 to the Tender Offer Statement filed with the Commission on October 10, 2006 (the “Schedule TO”) by Sonic Corp., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 24,347,826 shares of its common stock, $0.01 par value per share, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price determined by the Company between $19.50 and $23.00 per share, net to the seller in cash without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated August 15, 2006, the Supplement to the Offer to Purchase dated September 26, 2006 and in the related Amended Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. A copy of the Offer to Purchase was previously filed with the Schedule TO as Exhibit (a)(1)(i). Copies of the Supplement to the Offer to Purchase and the related Amended Letter of Transmittal have filed with the Schedule TO as Exhibits (a)(1)(xiii) and (a)(1)(xiv), respectively.

The information in the tender offer is incorporated in this Amendment No. 8 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On October 13, 2006 the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, Eastern time, on Friday, October 6, 2006. A copy of the press release is filed as Exhibit (a)(1)(xxiii) to this Schedule TO and is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONIC CORP.

By:	/S/ RONALD L. MATLOCK
Name: Ronald L. Matlock Title: Senior Vice President, General Counsel and Secretary

Dated: October 13, 2006

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated August 15, 2006.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 15, 2006.*

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 15, 2006.*

(a)(1)(vi)	Letter from Nationwide Trust Company, including Letter and Notice of Instructions, to all Participants in the Savings and Profit Sharing Plan of Sonic Corp. dated August 15, 2006.*

(a)(1)(vii)	Letter from UMB Bank, N.A. to all Participants in the Stock Purchase Plan of Sonic Corp. dated August 15, 2006.*

(a)(1)(viii)	Notice to Holders of Vested Stock Options dated August 15, 2006.*

(a)(1)(ix)	Press release dated August 15, 2006.*

(a)(1)(x)	Press release dated September 6, 2006.**

(a)(1)(xi)	Press release dated September 14, 2006.***

(a)(1)(xii)	Press release dated September 25, 2006.****

(a)(1)(xiii)	Supplement to the Offer to Purchase dated September 26, 2006.*****

(a)(1)(xiv)	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) dated September 26, 2006.*****

(a)(1)(xv)	Amended Notice of Guaranteed Delivery.*****

(a)(1)(xvi)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 26, 2006.*****

(a)(1)(xvii)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 26, 2006.*****

(a)(1)(xviii)	Amended Letter from Nationwide Trust Company, including Letter and Notice of Instructions, to all Participants in the Savings and Profit Sharing Plan of Sonic Corp. dated September 26, 2006.*****

(a)(1)(xix)	Amended Letter from UMB Bank, N.A. to all Participants in the Stock Purchase Plan of Sonic Corp. dated September 26, 2006.*****

(a)(1)(xx)	Amended Notice to Holders of Vested Stock Options dated September 26, 2006.*****

(a)(1)(xxi)	Press release dated October 1, 2006.******

(a)(1)(xxii)	Press release dated October 9, 2006.*******

(a)(1)(xxiii)	Press release dated October 13, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated August 15, 2006.*

(b)(i)	Commitment letter dated August 10, 2006, between Sonic Corp. and Bank of America N.A., Banc of America Securities LLC, Lehman Commercial Paper Inc. and Lehman Brothers Inc.*

(b)(ii)	Credit Agreement dated as of September 14, 2006 among Sonic Corp., as the borrower, the domestic subsidiaries of Sonic Corp., as the guarantors, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Lehman Commercial Paper, Inc., as Syndication Agent and the other Lenders party thereto.***

(d)(1)	None.

(d)(2)	Rights Agreement between Sonic Corp. and Rights Agent, dated as of June 16, 1997, incorporated by reference from Current Report on Form 8-K, dated June 17, 1997.*

(d)(3)	Amendment No. 1, dated as of January 28, 2003, to the Rights Agreement between Sonic Corp. and UMB Bank, N.A., as successor Rights Agent, incorporated by reference from Current Report on Form 8-K, dated January 29, 2003.*

(d)(4)	Amendment No. 2, dated as of January 7, 2005, to the Rights Agreement between Sonic Corp. and UMB Bank, N.A., as successor Rights Agent, incorporated by reference from Current Report on Form 8-K, dated January 7, 2005.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO on August 15, 2006.
**	Previously filed on Amendment No. 2 to Schedule TO on September 6, 2006.
***	Previously filed on Amendment No. 3 to Schedule TO on September 14, 2006.
****	Previously filed on Amendment No. 4 to Schedule TO on September 25, 2006.
*****	Previously filed on Amendment No. 5 to Schedule TO on September 26, 2006.
******	Previously filed on Amendment No. 6 to Schedule TO on October 2, 2006.
*******	Previously filed on Amendment No. 7 to Schedule TO on October 10, 2006.

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